SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 30, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Corporation
Corporate Taxpayer's Identification (CNPJ) # 43.776.517/0001 -80
Companies Registrar (NIRE) # 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL: R$ 3,403,688,565.23

ANNUAL GENERAL MEETING

CALL NOTICE

The shareholders of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp are summoned, in the statutory format and under the terms of the sole paragraph of Article 131 of the Law 6404/76 and amendments, to participate in the Annual General Meeting, which will be held on April 27, 2006, at 10:00 am, at its headquarters located at Rua Costa Carvalho nº 300, in the city of São Paulo, in order to resolve on the following agenda:

I. To analyze the Management Account and the Financial Statements supported by the Opinions of the Fiscal Council and External Auditors, related to the fiscal year 2005, in conformity with the Management Report, the Balance Sheet and corresponding Notes.

II. To resolve on the allocation of the net income and the transfer of the retained earnings balance to the investment reserve, in conformity to the Multiyear Capital Budget.

III. To elect sitting and deputy members of the Board of Directors and Fiscal Council.

General Instructions

Pursuant to Instructions 165/91 and 282/98 issued by CVM (Brazilian Securities and Exchange Commission), related to the adoption of the multiple vote process, the minimum percentage of five percent (5%) of interest in the voting capital shall be necessary.

The powers of attorney for the Meeting shall be delivered at the Company's headquarters 24 hours prior to the meeting. The shareholders participating in the Fungible Custody of Shares of the Stock Exchanges who intent to attend the Meeting shall submit a statement, issued two (2) days before the meeting, mentioning their respective shareholding stake.

São Paulo, March 23, 2006.

     Mauro Guilherme Jardim Arce
     Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 30, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.